Exhibit 99.3

AVG TECHNOLOGIES N.V.

Agenda of Annual General Meeting of Shareholders of

AVG Technologies N.V. (the Company), to be held on 27 June 2012 at 10:30 a.m. CET, at the offices of Allen & Overy LLP, Apollolaan 15, 1077 AB Amsterdam in the Netherlands.

Including Explanatory Notes

The notice of this meeting appeared on the Company’s website www.avg.com. In that notice, reference is made to the agenda items below.

1.	Opening and announcements

2.	Discussion of the Company’s financial statements for the financial year 2011, including the Dutch statutory annual report and annual accounts as well as the annual financial statements filed with the SEC on form 20-F

Said financial statements have been made available to the General Meeting at the time notice of this meeting was given.

3.	Adoption of the Dutch statutory annual accounts for the financial year 2011 (Voting item)

It is proposed to adopt the annual accounts for the financial year 2011.

4.	Discussion of the Company’s dividend policy and appropriation of the 2011 result

Discussion of the Company’s dividend policy.

The Company currently intends to retain (future) earnings, if any, to finance the growth and development of its business and to provide additional liquidity. As a result, the Company currently has no intention to pay dividends or to make any other distributions to the holders of its ordinary shares, which includes no dividends in respect of the year ended 31 December 2011.

The 2011 result amounts to USD 1,057,888. In line with the Company’s dividend policy and Article 29 of the Articles of Association the Management Board, with the approval of the Supervisory, has allocated the 2011 result to the Company’s reserves.

5.	Release from liability of the Management Board members in respect of the exercise of their duties during the financial year 2011 (Voting item)

In accordance with Article 28.2 of the Company’s Articles of Association, the General Meeting is requested to release the members of the Management Board from liability for their duties insofar as the exercise of such duties is reflected in the 2011 financial statements or otherwise disclosed to the General Meeting.

6.	Release from liability of the Supervisory Board members in respect of the exercise of their duties during the financial year 2011 (Voting item)

In accordance with Article 28.2 of the Company’s Articles of Association, the General Meeting is requested to release the members of the Supervisory Board from liability for their duties insofar as the exercise of such duties is reflected in the 2011 financial statements or otherwise disclosed to the General Meeting.

7.	Adoption of the remuneration policy for the Management Board (Voting item)

In accordance with the Company’s Articles of Association and the By-laws of the Supervisory Board, the General Meeting is invited to adopt the remuneration policy for the Management Board. The draft remuneration policy is attached hereto as Annex 1.

In accordance with the Company’s Articles of Association and the By-laws of the Supervisory Board, the General Meeting is requested to approve an updated remuneration policy for the Management Board. The time horizon of the revised policy is one year, until the Annual General Meeting of 2013. The Supervisory Board will continue to assess the remuneration policy and will prepare and propose a new remuneration for the Annual General Meeting of 2013. The deviations of the Dutch Corporate Governance Code as set out in Company’s prospectus which is filed with the SEC on the form F-l have not changed.

8.	Questions

9.	Close

Annex 1

REMUNERATION POLICY FOR THE MANAGEMENT BOARD OF

AVG TECHNOLOGIES N.V.

1.	GENERAL

1.1	Principles

This remuneration policy of AVG Technologies N.V. (the Company) is based on the following principles:

•

the remuneration of the members of the management board of the Company (the Management Board) are competitive in relation to both the market in which the Company operates and the relative size of the business

•

the fixed and variable pay ratio the short-term incentive and the long-term incentive focus on remuneration that recognizes the achievement against agreed targets and delivery of long-term shareholder value creation; and

•

the remuneration is linked to the experience, role, focus, responsibilities, performance and required experience and skills of each member of the Management Board in order to enhance behavior required for a successful performance in the existing roles within the Management Board.

1.2	Components

The remuneration consists of the following components:

•	base salary;

•	a short-term incentive;

•	a long-term incentive;

•	other benefits, applicable to certain members of the Management Board, such as housing costs and contributions related to healthcare; and

•	other arrangements, applicable to certain members of the Management Board, such as use of a mobile phone and company car for business purposes and expense allowances.

2.	OBJECTIVES REMUNERATION POLICY

The Company and its subsidiaries and affiliates (jointly referred to as AVG) hold the view that its remuneration policy for the Management Board should serve the following objectives (the Remuneration Objectives):

•	reflect the interests of all stakeholders;

•	attract and retain board members that have the talent and skills to develop and expand the business;

•	link rewards to creating shareholder value;

•	relate the variable income component to performance reinforcing the business strategy;

•	avoid inappropriate risks; and

•	create long-term value and enhance the sustainable development of the company.

3.	BASE SALARY

The supervisory board of the Company (the Supervisory Board) has established via the use of independent external research and benchmarking that the current remuneration is in line with the Remuneration Objectives and as a result proposes no fundamental changes as regards the remuneration of the members of the Management Board for 2012. The Supervisory Board will continue to assess whether to re-evaluate the current remuneration policy. It is the Supervisory Board’s expectation that it will prepare and propose a new remuneration policy for the Annual General Meeting of 2013.

The base salary can be increased in the first quarter of each financial year of the Company with a maximum of 5% subject to Supervisory Board approval.

4.	SHORT-TERM INCENTIVE

4.1	Ratio short term incentive

The Supervisory Board may grant the members of the Management Board an annual cash bonus.

The bonus of:

•	the Chief Executive Officer (CEO) may be eligible to amounts up to 100% of the annual base gross salary based upon achieving the set financial and operating goals for the period;

•	the Chief Financial Officer (CFO) may be eligible to amounts up to 32% of the annual base gross salary based upon achieving the set financial and operating goals for the period;

•

the Senior Vice President Finance, Corporate Controller (SVP Finance) may be eligible to amounts up to 31% of the annual base gross salary based upon achieving the set financial and operating goals for the period;

Up to 40% of the short-term incentive amount granted is payable in July of the relevant year. The remaining up to 60% is deferred and is payable in February of the following year.

4.2	Objectives

The objective of this short-term incentive is to incentivize the Management Board on achieving the annual personal and company objectives related to the short-term focus of AVG and investors, and is typically reviewed and assessed against annual targets and objectives, which are set by the Supervisory Board regularly.

4.3	Targets

Payment of the bonus as a whole is dependant on the achievement of agreed personal and company objectives set by the Supervisory Board.

For the CEO and the CFO, the agreed objectives fully (100%) consist of company achievements, consisting of financial and non-financial performance.

For the SVP Finance, the agreed objectives consist 70% of company achievements (consisting of financial and non-financial indicators) and 30% of personal achievements.

Further details on the performance targets cannot be disclosed as this regards commercially sensitive information. In addition, such information may qualify as guidance on financial performance, which may lead to the obligation to provide trading updates, where such need would otherwise not exist.

4.4	Additional bonus payments

The bonus payments referred to above may be increased by the Supervisory Board at its sole discretion in the event of exceptional achievements of the relevant member of the Management Board.

5.	LONG-TERM INCENTIVE

5.1	General

The long-term incentive of member of the Management Board consists of the grant of options to ordinary shares in the capital of the Company (the Options).

Grant

The Supervisory Board is authorized to grant members of the Management Board Options, subject to the approval of the general meeting of shareholders of AVG (the General Meeting of Shareholders), in accordance with the terms and conditions set out in the option plan dated 30 January 2012 (the Option Plan).

The number of ordinary shares in respect of which Options may be granted shall not exceed 8,159,948 ordinary shares or such higher number of ordinary shares as agreed by the General Meeting of Shareholders. The Options granted under the Option Plan are granted on the basis of an option agreement with the relevant member of the Management Board setting out the terms and details of the Option grant in more detail, inter alia, including the exercise price of the Options.

Vesting

The Option Plan provides for a vesting schedule of the Options setting out that the Options granted will vest in accordance with vesting schedule over a period of four years. The Supervisory Board has the discretionary power to propose an alternative vesting schedule in the option agreement entered into with the nominee.

Fair Market Value

The exercise price of the Options granted under the Option Plan may not be less than the 90% of the fair market value as per the date the Options were granted, unless the Supervisory Board otherwise determines.

The fair market value is determined by the Supervisory Board on the basis of the closing price of the ordinary shares on the date of grant or the average selling price during the 30 days immediately preceding the date as of which the fair market is being determined.

5.2	Objectives

The purpose of the long term incentive in the form of Options granted in accordance with the Option Plan is to provide members of the Management Board with the opportunity to participate directly in the growth of the value of AVG to which they contribute.

Furthermore, by granting a long term incentive in the form of equity an alignment of the long term interest of the members of the Management Board and AVG is effected in order to ensure that sound and prudent risk management is promoted and rewarded.

5.3	Targets

CEO

Granted options

The Options granted to the CEO have been granted in accordance with an option agreement dated 24 June 2009 and an addendum to this agreement (together the Option Agreement Smith). Under the Option Agreement Smith, 1,148,991 Options have vested. As per the listing of the ordinary shares of the Company on the New York Stock Exchange (the Listing), a further 500,000 Options were granted to the CEO at an exercise price per share equal to the initial public offering price per share, US$ 16.00.

Exercise Price

The Options granted under the Option Agreement Smith can be exercised at an exercise price of EUR 0.01 per vested Option. The exercise price of the additional 500,000 Options is US$ 16.00.

Vesting Schedule

The 500,000 Options are subject to a vesting schedule pursuant to which the Options vest in 16 equal installments, resulting in a full vesting on the fourth anniversary of the Listing. Contrary to the terms of the Option Plan, the first 25% will also vest quarterly in the first year and not on the first anniversary of the Listing. Vesting of the Options under this deferral schedule is only subject to the lapse of time. Upon the occurrence of a Liquidity Event (as defined in the Option Plan), the vesting of the lower of four quarterly installments or the remainder of the unvested Options of the 500,000 Options shall accelerate, whereby the remainder of the quarterly installments resulting after such acceleration (if any) will continue immediately after the date of the acceleration.

CFO

Granted Options

The Options granted to the CFO have been granted in accordance with an option agreement dated 24 June 2009, an addendum to this agreement (together the Option Agreement Little 2009), an option agreement dated November 2011 as amended and restated in November 2011 (together the Option Agreement Little 2011). Under the Option Agreement Little 2009, 124,800 Options have vested. Under the Option Agreement Little 2011, 200,000 Options have been granted.

Exercise Price

The Options granted under the Option Agreement Little 2009 can be exercised at an exercise price between US$ 0.99 and US$ 2.97 per vested Option. The Option Agreement Little 2011 provides for an exercise price between US$ 11.31 and US$ 12.14 per ordinary share for two-thirds of the Options and US$ 16.00, the initial price of the ordinary shares on the date of Listing, for one-third of the Options (i.e. 63,958 Options).

Vesting Schedule Options Little

8,125 Options granted under the Option Agreement Little 2011 have vested. 63,958 Options granted under the Option Agreement Little 2011 are subject to a vesting schedule pursuant to which the Options vest in 16 equal quarterly installments, resulting in a full vesting on the fourth anniversary of the Listing. The remainder of the Options granted under the Option Agreement Little 2011 is subject to a vesting schedule pursuant to which the Options vest in 15 equal quarterly installments starting 1 January 2010, resulting in a full vesting on 30 September 2013.

SVP Finance

Granted Options

The Options granted to the SVP Finance have been granted in accordance with an option agreement dated 15 October 2010, an addendum to this agreement and an amended and restated agreement dated November 2011 (the Option Agreement Blasman). An amount of 80,000 Options have been granted under the Option Agreement Blasman.

Exercise Price

The Options granted under the Option Agreement Blasman can be exercised at an exercise price between US$ 15.47 and US$ 16.30 per ordinary share for two-thirds of the Options and US$ 16.00, the initial price of the ordinary shares on the date of Listing for one-third of the Options (i.e. 26,667 Options).

Vesting Schedule Options Blasman

26,667 Options granted under the Option Agreement Blasman are subject to a vesting schedule pursuant to which the Options vest in 16 equal quarterly installments, resulting in a full vesting on the fourth anniversary of the Listing. The remainder of the Options granted under the Option Agreement Blasman is subject to a vesting schedule pursuant to which the Options vest in 16 equal installments starting 1 March 2010, resulting in a full vesting on 28 February 2014.

5.4	Additional options

The Supervisory Board may in 2012 and until the annual General Meeting of Shareholders in 2013, within the available options pool and in accordance with the Option Plan, at its sole discretion, taking into account the objectives set out in paragraph 5.2 above, the performance of the Company and of the relevant member of the Management Board, approve additional option grants to the members of the Management Board up to a maximum of 500,000 options in one year, divided as follows:

•	400,000 options per member of the Management Board if the options of a previous option grant for such respective member of the Management Board have fully vested in such applicable financial year,

and/or

•	100,000 options per member of the Management Board in the event of special achievements or accomplishments and recognition.

5.5	Tax equalization

As a result of the relocation of the CFO and the SVP Finance from the Czech Republic to the Netherlands, the Company will compensate them in cash for any higher taxes that they pay as Dutch tax residents upon the exercise of any options that were granted but unvested as of November 1, 2011.

6.	COMMISSIONS AND GIFTS

Members of the Management Board shall not in connection with the performance of their duties, directly or indirectly, accept or demand commission, contributions or reimbursement in any form whatsoever from AVG. This does not apply to customary promotional gifts of little value and all reasonable costs incurred with the consent of the CEO, or, with respect to the CEO, incurred with the consent of the chairman of the Supervisory Board.

7.	INSURANCES & PENSION

Other than the statutory Czech Republic premiums for state pension, the company does not pay or reimburse pension premiums for the Management Board members.

The company reimburses the members of the Management Board for the health insurance premiums for the Management Board members and their family members.

8.	LOANS, ADVANCES AND GUARANTEES

In relation to members of the Management Board, no loans, advances or guarantees are or will be in place.

9.	ADJUSTMENT AND RECOVERY OF BONUSES

If a variable remuneration component conditionally awarded to a member of the Management Board in a previous financial year would, in the opinion of the Supervisory Board, produce an unfair result due to extraordinary circumstances during the period in which the predetermined performance criteria have been or should have been achieved, the Supervisory Board has the power to adjust on behalf of AVG the value downwards or upwards.

The Supervisory Board is entitled at its discretion to recover on behalf of AVG from any member of the Management Board any variable remuneration awarded on the basis of incorrect financial or other data, provided that such recovery decision shall be duly motivated. This right of recovery exists irrespective of whether the member of the Management Board has been responsible for the incorrect financial or other data or was aware or should have been aware of this incorrectness.